Exhibit (a) (22)

            Description Of Tax Consequences To Employees In Singapore


MATERIAL SINGAPORE INCOME TAX CONSEQUENCES

         The following is a general summary of the material Singapore income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the Singapore subsidiaries of Nortel Networks and to those eligible employees who are residents of Singapore (excluding expatriates). This discussion is based on the applicable provisions of the Singapore tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of Singapore who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for Singapore income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for Singapore income tax purposes and that, at the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of Singapore will not be required to recognize income for Singapore income tax purposes. However, we have been advised that there is a remote possibility that the Singapore tax authority could consider the exchange a taxable transaction, given a literal reading of the tax legislation, although this is not likely. We recommend that you consult your personal tax advisor in this regard. The grant of options is not recognized as taxable income for Singapore income tax purposes.

         Where in a taxation year an optionee acquires shares on the exercise of a new option or replacement options, as the case may be, the optionee will recognize income derived from employment in an amount equal to the excess of (i) the fair market price of the shares purchased upon such exercise, on the date such option is exercised, over (ii) the exercise price of the shares purchased upon such exercise.

         Under the Employee Stock Option Plan ("ESOP") Scheme, an employee's tax liability on gains made from the exercise of options can be deferred for a maximum of 5 years. Employees elect the number of years over which to defer the tax liability. Taxes assessed on the exercise are amortized over the number of years elected with interest charged on the tax deferred. Both the 1986 and 2000 stock option plans meet the requirements of a qualified ESOP since the exercise price of the options is equivalent to market value and, under normal circumstances, the options given on the shares may not be exercised within 1 year from the grant of the option.

         Pursuant to this tender offer, new options or replacement options, as the case may be, will be granted with the same vesting schedule as the options that were cancelled. It is therefore possible that some of the new options or replacement options will not qualify under the ESOP scheme because the vesting period will be less than 1 year.

         Under the Company Stock Option Plan ("CSOP") Scheme, introduced in the February 2001 Budget, income exemption will be granted for up to S$1M worth of stock option gains arising from the exercise of the employee's options over a 10-year period. This applies to stock options granted after April 1, 2001. The exemption is as follows -

         (a) 100% of the first S$2,000 gains annually; and

         (b) 25% of the remaining annual gains.


         Certain conditions have to be satisfied for the CSOP Scheme, and one of those conditions is the vesting period requirements (which are similar to those under the qualified ESOP Scheme). New options or replacement options, as the case may be, will be granted with the same vesting schedule as the options that were cancelled. It is therefore possible that some of the new options or replacement options will not qualify under the CSOP scheme because they will be granted after April 1, 2001 and the vesting period will not be greater than 1 year.

         On the sale of shares, no income tax is payable on any resulting gain.

         WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.